UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ZEEKR Intelligent Technology Holding Limited

(Name of Issuer)

Ordinary Shares, par value $0.0002 per share

(Title of Class of Securities)

98923K103(1)

(CUSIP Number)

ZEEKR Intelligent Technology Holding Limited

Room 2301, Building 1,

Dadao Wangchao Shangwu Center,

Yingfeng Street, Xiaoshan District,

Hangzhou, Zhejiang Province, China

+86 400-003-6036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) There is no CUSIP number assigned to the Ordinary Shares of the Issuer. CUSIP number 98923K103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “ZK.” Each ADS represents ten Ordinary Shares of the Issuer.

CUSIP: 98923K103

1	Names of Reporting Persons Shufu Li
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization PRC

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,950,996,860 Ordinary Shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,950,996,860 Ordinary Shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,996,860 Ordinary Shares (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 77.8% (2)
14	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 1,368,996,860 Ordinary Shares of the Issuer directly held by Luckview Group Limited, a limited company incorporated in British Virgin Islands wholly owned by Geely Automobile Holdings Limited, a Cayman Islands incorporated company with limited liability and listed on the Stock Exchange of Hong Kong under stock code “0175,” over which Shufu Li exercises control power, (ii) 300,000,000 Ordinary Shares of the Issuer directly held by Geely International (Hong Kong) Limited, a Hong Kong incorporated limited company wholly owned by Hainan Geely Investment Holding Co., Ltd., a PRC incorporated limited company wholly owned by Zhejiang Geely Holding Group Co., Ltd., a private company incorporated in the PRC and beneficially wholly owned by Shufu Li and his associate, (iii) 222,000,000 Ordinary Shares of the Issuer directly held by GHGK Innovation Limited, a British Virgin Islands company with limited liability wholly owned by Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd., a PRC-incorporated limited company in which Shufu Li owns 99.9% equity interest, and (iv) 60,000,000 Ordinary Shares directly held by GAGK Innovation Limited, a British Virgin Islands company with limited liability and wholly owned by Ningbo Jiqi Jichuang Enterprise Management Partnership (Limited Partnership), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd. Shufu Li disclaims beneficial ownership to the Ordinary Shares held by Luckview Group Limited, Geely International (Hong Kong) Limited, GHGK Innovation Limited and GAGK Innovation Limited except to the extent of his pecuniary interest in such Ordinary Shares. The beneficial ownership of Shufu Li in the Issuer with respect to Geely Automobile Holdings Limited and Luckview Group Limited is separately reported with a Schedule 13D with the Securities and Exchange Commission.

(2)	The percentage is calculated based on a total of 2,507,346,254 Ordinary Shares of the Issuer issued and outstanding as reported in the final prospectus of the Issuer dated May 9, 2024 (after giving effect to the full exercise of over-allotment option).

CUSIP: 98923K103

1	Names of Reporting Persons Zhejiang Geely Holding Group Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization PRC

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 300,000,000 Ordinary Shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 300,000,000 Ordinary Shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000,000 Ordinary Shares (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.0% (2)
14	Type of Reporting Person (See Instructions) CO

(1)

Includes 300,000,000 Ordinary Shares of the Issuer directly held by Geely International (Hong Kong) Limited, a Hong Kong incorporated limited company wholly owned by Hainan Geely Investment Holding Co., Ltd., a PRC incorporated limited company wholly owned by Zhejiang Geely Holding Group Co., Ltd., a private company incorporated in the PRC and beneficially wholly owned by Shufu Li and his associate. Following the completion of the Acquisition of ZEEKR Shares described in Item 3, Zhejiang Geely Holding Group Co., Ltd. will cease to be the beneficial owner of 5% or more of the Issuer’s Ordinary Shares.

(2)	The percentage is calculated based on a total of 2,507,346,254 Ordinary Shares of the Issuer issued and outstanding as reported in the final prospectus of the Issuer dated May 9, 2024 (after giving effect to the full exercise of over-allotment option).

CUSIP: 98923K103

1	Names of Reporting Persons Hainan Geely Investment Holding Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization PRC

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 300,000,000 Ordinary Shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 300,000,000 Ordinary Shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000,000 Ordinary Shares (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.0% (2)
14	Type of Reporting Person (See Instructions) CO

(1)

Includes 300,000,000 Ordinary Shares of the Issuer directly held by Geely International (Hong Kong) Limited, a Hong Kong incorporated limited company wholly owned by Hainan Geely Investment Holding Co., Ltd., a PRC incorporated limited company wholly owned by Zhejiang Geely Holding Group Co., Ltd. Following the completion of the Acquisition of ZEEKR Shares described in Item 3, Hainan Geely Investment Holding Co., Ltd. will cease to be the beneficial owner of 5% or more of the Issuer’s Ordinary Shares.

(2)

The percentage is calculated based on a total of 2,507,346,254 Ordinary Shares of the Issuer issued and outstanding as reported in the final prospectus of the Issuer dated May 9, 2024 (after giving effect to the full exercise of over-allotment option).

CUSIP: 98923K103

1	Names of Reporting Persons Geely International (Hong Kong) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 300,000,000 Ordinary Shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 300,000,000 Ordinary Shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000,000 Ordinary Shares (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.0% (2)
14	Type of Reporting Person (See Instructions) CO

(1)

Following the completion of the Acquisition of ZEEKR Shares described in Item 3, Geely International (Hong Kong) Limited will cease to be the beneficial owner of 5% or more of the Issuer’s Ordinary Shares.

(2)	The percentage is calculated based on a total of 2,507,346,254 Ordinary Shares of the Issuer issued and outstanding as reported in the final prospectus of the Issuer dated May 9, 2024 (after giving effect to the full exercise of over-allotment option).

CUSIP: 98923K103

1	Names of Reporting Persons Ningbo Jikong Enterprise Management Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization PRC

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 282,000,000 Ordinary Shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 282,000,000 Ordinary Shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 282,000,000 Ordinary Shares (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.2% (2)
14	Type of Reporting Person (See Instructions) CO

(1)	Includes (i) 222,000,000 Ordinary Shares of the Issuer directly held by GHGK Innovation Limited, a British Virgin Islands company with limited liability wholly owned by Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd., a PRC-incorporated limited company in which Shufu Li owns 99.9% equity interest, and (ii) 60,000,000 Ordinary Shares directly held by GAGK Innovation Limited, a British Virgin Islands company with limited liability and wholly owned by Ningbo Jiqi Jichuang Enterprise Management Partnership (Limited Partnership), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd.

(2)	The percentage is calculated based on a total of 2,507,346,254 Ordinary Shares of the Issuer issued and outstanding as reported in the final prospectus of the Issuer dated May 9, 2024 (after giving effect to the full exercise of over-allotment option).

CUSIP: 98923K103

1	Names of Reporting Persons Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization PRC

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 222,000,000 Ordinary Shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 222,000,000 Ordinary Shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 222,000,000 Ordinary Shares (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.9% (2)
14	Type of Reporting Person (See Instructions) PN

(1)	Includes 222,000,000 Ordinary Shares of the Issuer directly held by GHGK Innovation Limited, a British Virgin Islands company with limited liability wholly owned by Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd., a PRC-incorporated limited company in which Shufu Li owns 99.9% equity interest.

(2)	The percentage is calculated based on a total of 2,507,346,254 Ordinary Shares of the Issuer issued and outstanding as reported in the final prospectus of the Issuer dated May 9, 2024 (after giving effect to the full exercise of over-allotment option).

CUSIP: 98923K103

1	Names of Reporting Persons GHGK Innovation Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 222,000,000 Ordinary Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 222,000,000 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 222,000,000 Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.9% (1)
14	Type of Reporting Person (See Instructions) CO

(1)	The percentage is calculated based on a total of 2,507,346,254 Ordinary Shares of the Issuer issued and outstanding as reported in the final prospectus of the Issuer dated May 9, 2024 (after giving effect to the full exercise of over-allotment option).

CUSIP:	98923K103

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0002 per share (the “Ordinary Shares”), of ZEEKR Intelligent Technology Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Room 2301, Building 1, Dadao Wangchao Shangwu Center, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China.

The Issuer’s American depositary shares (the “ADSs”), each representing ten Ordinary Shares, are listed on the New York Stock Exchange under the symbol “ZK.” Unless the context requires otherwise, references to “Ordinary Shares” or “Shares” in this Statement include Ordinary Shares underlying the issued and outstanding ADSs.

Item 2. Identity and Background.

This Statement is being filed by the following persons:

(1)	Shufu Li, a PRC citizen who is a director, the founder and chairman of the Issuer. The business address of Shufu Li is Room 2301, Building 1, Dadao Wangchao Shangwu Center, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, PRC.

(2)	Zhejiang Geely Holding Group Co., Ltd., a private company incorporated in the PRC and beneficially wholly owned by Shufu Li and his associate. Zhejiang Geely Holding Group Co., Ltd. is principally engaged in the sales of automobiles and related parts and components wholesale and retail business. The business address of Zhejiang Geely Holding Group Co., Ltd. is Geely Building, 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang Province, PRC.

(3)	Hainan Geely Investment Holding Co., Ltd., a PRC incorporated limited company wholly owned by Zhejiang Geely Holding Group Co., Ltd. Hainan Geely Investment Holding Co., Ltd. is primarily engaged in investment holding. The business address of Hainan Geely Investment Holding Co., Ltd. is No.838, Block A, Building 1, Fenghuang Islands, Sanya Central Business District, Sanya City, Hainan Province, PRC.

(4)	Geely International (Hong Kong) Limited, a Hong Kong incorporated limited company wholly owned by Hainan Geely Investment Holding Co., Ltd., a PRC incorporated limited company wholly owned by Zhejiang Geely Holding Group Co., Ltd. Geely International (Hong Kong) Limited is primarily engaged in investment holding. The business address of Geely International (Hong Kong) Limited is Flat/RM 2204, 22/F, Lippo Centre Tower 2, 89 Queensway, Hong Kong, PRC.

(5)	Ningbo Jikong Enterprise Management Co., Ltd., a PRC-incorporated limited company in which Shufu Li owns 99.9% equity interest. Ningbo Jikong Enterprise Management Co., Ltd. is primarily engaged in investment holding. The business address of Ningbo Jikong Enterprise Management Co., Ltd. is Room 352-4, Building 1, 857 Huangshan Road, Xinqi Street, Beilun District, Ningbo, Zhejiang Province, PRC.

(6)	Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd. Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership) is primarily engaged in investment holding. The business address of Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership) is Room 3-4-1, Building A, 213 Wanjingshan Road, Chaiqiao Street, Beilun District, Ningbo, Zhejiang Province, PRC.

(7)	GHGK Innovation Limited, a British Virgin Islands company with limited liability wholly owned by Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership). GHGK Innovation Limited is primarily engaged in investment holding. The business address of GHGK Innovation Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

Each of the foregoing persons is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP: 98923K103

Item 3. Source and Amount of Funds or Other Consideration.

On November 14, 2024, a sale and purchase agreement was entered into between Geely International (Hong Kong) Limited and Luckview Group Limited (the “ZEEKR Sale and Purchase Agreement”), pursuant to which Geely International (Hong Kong) Limited will sell and Luckview Group Limited will purchase 300,000,000 Ordinary Shares for a consideration of US$806,100,000, or US$26.87 per ADS (reflecting the 15-day volume weighted average price per ADS on the New York Stock Exchange for the 15-trading day period ending on (and including) the last trading day immediately prior to the date of the ZEEKR Sale and Purchase Agreement) (such transaction, the “Acquisition of ZEEKR Shares”), subject to the terms and conditions set forth therein. It is expected that the consideration of the Acquisition of ZEEKR Shares will be funded by the internal cash reserve of Geely Auto and its affiliates.

The description of the ZEEKR Sale and Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 99.2, which is incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

This Statement is being filed in connection with the Acquisition of ZEEKR Shares. Following the completion of the Acquisition of ZEEKR Shares, Luckview Group Limited will hold, taking into account its existing holding in the Issuer, 1,668,996,860 Ordinary Shares, representing approximately 66.6% of the issued and outstanding Ordinary Shares, calculated based on a total of 2,507,346,254 Ordinary Shares issued and outstanding as reported in the final prospectus of the Issuer dated May 9, 2024, after giving effect to the full exercise of over-allotment option (or 62.8% of the Issuer’s share capital on a fully diluted basis when taking into account the 150,000,000 Ordinary Shares reserved for the Issuer’s 2021 Share Incentive Plan).

The purpose of the Acquisition of ZEEKR Shares is to further demonstrate support for the ZEEKR brand, simplify the Issuer’s shareholder structure and enhance influence over the Issuer’s strategic direction, thereby facilitating allocation of strategic resources and implementation of future plans, as well as strengthen equity control over the Issuer and help mitigate possible equity dilution in the future.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Act. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained on each of the cover pages of this Statement and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) – (b). The responses of each Reporting Person to Rows (7) through (13) of the cover pages are hereby incorporated by reference in this Item 5. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.

(c). Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d). Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e). Following the completion of the Acquisition of ZEEKR Shares, each of Geely International (Hong Kong) Limited, Hainan Geely Investment Holding Co., Ltd. and Zhejiang Geely Holding Group Co., Ltd. will cease to be the beneficial owner of 5% or more of the Issuer’s Ordinary Shares.

CUSIP: 98923K103

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

ZEEKR Sale and Purchase Agreement

Pursuant to the ZEEKR Sale and Purchase Agreement, Geely International (Hong Kong) Limited will sell and Luckview Group Limited will purchase 300,000,000 Ordinary Shares for a consideration of US$806,100,000.

The ZEEKR Sale and Purchase Agreement contains customary representations and warranties from each of Geely International (Hong Kong) Limited and Luckview Group Limited and is subject to customary closing conditions for a transaction of this nature.

The foregoing description of the ZEEKR Sale and Purchase Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the ZEEKR Sale and Purchase Agreement, a copy of the which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement
99.2	ZEEKR Sale and Purchase Agreement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2024

Shufu Li

By:	/s/ Shufu Li

Zhejiang Geely Holding Group Co., Ltd.

By:	/s/ Shufu Li
	Name:	Shufu Li
	Title:	Director

Hainan Geely Investment Holding Co., Ltd.

By:	/s/ Donghui Li
	Name:	Donghui Li
	Title:	Legal Representative

Geely International (Hong Kong) Limited

By:	/s/ Shufu Li
	Name:	Shufu Li
	Title:	Director

Ningbo Jikong Enterprise Management Co., Ltd.

By:	/s/ Donghui Li
	Name:	Donghui Li
	Title:	Legal Representative

Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership)

By:	/s/ Donghui Li
	Name:	Donghui Li
	Title:	Legal Representative of General Partner

GHGK Innovation Limited

By:	/s/ Shufu Li
	Name:	Shufu Li
	Title:	Director